sanofi pasteur	sanofi pasteur
Pascal Barollier	Len LAVENDA
International Media Relations	U.S. Media Relations
Tel: + 33-(0)4-37-37-51-41	Tel: +1-570 -839 -4446
pascal.barollier@sanofipasteur.com	Len.Lavenda@sanofipasteur.com

SANOFI PASTEUR COMPLETES SHIPMENT OF 50 MILLION DOSES OF INFLUENZA VACCINE

-Sanofi pasteur able to produce additional vaccine to meet customer demand-

Swiftwater, Pa., and Lyon (France) – November 27, 2006 – Sanofi pasteur, the vaccines business of the sanofi-aventis Group, announced that it has completed shipping 50 million doses of influenza vaccine (Fluzone®, Influenza Virus Vaccine) to the U.S. market, fulfilling its original production plans for the 2006-2007 season. The company began shipping vaccine in August and continued with multi-phased shipments of doses throughout the fall, in order to help providers keep on track with their immunization plans for the 2006-2007 season.

In response to customer demand, sanofi pasteur has been able to produce additional influenza vaccine, more than it had originally projected for the season. The company will continue to produce approximately 3-4 million more doses this year for delivery in December.

Sanofi pasteur is also proud to support National Influenza Vaccination Week (November 27 –December 3), which highlights the importance of following U.S. Centers for Disease Control and Prevention (CDC) recommendations for receiving influenza immunizations from fall into the winter months. The Week is cosponsored by the CDC and the National Influenza Vaccine Summit, which is a public-private partnership sponsored by the CDC and the American Medical Association.

The largest manufacturer of influenza vaccine and a supplier of 40 percent of the nation’s injectable influenza supply across a broad spectrum of customers, sanofi pasteur is a consistent and responsible member of the Immunization Community. As such, the company utilized a multi-phased delivery process that resulted in all customers receiving a partial delivery of their orders at the earliest. Although this shipping process is more time consuming

Vice President Communication sanofi pasteur: Alain Bernal
Vice President, Media and Scientific Communication: Pascal Barollier +33 4 37 37 51 41
Vice President U.S Media Relations: Len Lavenda +1570 839 7187
Sanofi Pasteur S.A. : Headquarters : 2 , avenue Pont Pasteur - F-69367 Lyon cedex 07 – France
Sanofi Pasteur Inc. - Discovery Drive - Swiftwater, PA 18370-0187 - USA - www.sanofipasteur.com and costly for sanofi pasteur, the company has continued it because this policy has been recognized as key to facilitating the immunization of priority patients early in the season.

To keep pace with the nation’s growing and changing immunization needs, sanofi pasteur has expanded its influenza vaccine production capability. In July 2005, construction began on a new influenza vaccine production facility in Swiftwater, Pennsylvania, that will more than double the company’s U.S. capacity. The new plant is expected to come online for the 2008-2009 influenza season.

Influenza Immunization

While it is optimal to be vaccinated against influenza before the disease appears in the community, the CDC indicates that influenza vaccination is still beneficial in December and throughout the influenza season.

Influenza immunization is now recommended for healthy children 6 through 59 months of age. Children younger than 9 years of age receiving influenza vaccine for the first time require two doses, one month apart. The vaccine is also recommended for household contacts and out-of-home caregivers of all children younger than 59 months of age.

Other groups that have been identified as being at risk for developing serious influenza-related complications include the elderly and adults and children with chronic diseases, such as asthma and diabetes. Influenza vaccination is also recommended for those 50 to 64 years of age, household contacts of at-risk individuals, and health-care workers.

All other healthy individuals under 50 years of age and anyone who wishes to decrease their risk of influenza infection are also encouraged to seek vaccination.

Fluzone vaccine is the only influenza vaccine licensed for populations 6 months and older. In 2004-2005, sanofi pasteur introduced a new Fluzone vaccine formulation (trade name: Fluzone®, Influenza Virus Vaccine, No Preservative) that does not contain a preservative at any stage in the manufacturing process. It is the first FDA-licensed injectable influenza vaccine to be manufactured in this way.

The 2006-2007 influenza vaccine formulation contains the A/New Caledonia/20/99 (H1N1)-like virus; an A/Wisconsin/67/2005 (H3N2)-like virus (A/Wisconsin/67/2005 or A/Hiroshima/52/2005strains); and B/Malaysia/2506/2004-like virus (B/Malaysia/2506/2004 or B/Ohio/1/2005 strains). The three strains for the new influenza vaccine formulation were confirmed by the Food and Drug Administration (FDA)’s Vaccines and Related Biological Products Advisory Committee in March 2006 and correspond with recommendations made by the World Health Organization in February. Influenza vaccine is reformulated each year to match the strains predicted to circulate in the coming season.

Safety Information

The most common side effects from influenza vaccine are pain and swelling at the vaccination site that can last up to two days. Some people may have mild fever, myalgia (muscle aches), or feel tired for a day or two after receiving the influenza vaccine. Other systemic reactions can occur.

Injectable influenza vaccine is made from killed strains of the viruses predicted to be the main causes of influenza in the coming season. Because the viruses are killed, it is impossible to get influenza from the vaccine.

Vice President Communication sanofi pasteur: Alain Bernal
Vice President, Media and Scientific Communication: Pascal Barollier +33 4 37 37 51 41
Vice President U.S Media Relations: Len Lavenda +1570 839 7187
Sanofi Pasteur S.A. : Headquarters : 2 , avenue Pont Pasteur - F-69367 Lyon cedex 07 – France
Sanofi Pasteur Inc. - Discovery Drive - Swiftwater, PA 18370-0187 - USA - www.sanofipasteur.com

People who have had previous reactions to the vaccine or people who are allergic to eggs (the viruses used in the vaccine are grown in eggs), egg products should not receive influenza vaccine. Persons allergic to thimerosal should receive a thimerosal-free version of the vaccine. Persons with acute febrile illness usually should not be vaccinated until their symptoms have abated. However, minor illnesses with or without fever do not contraindicate the use of influenza vaccine, particularly among children with mild upper respiratory tract infection or allergic rhinitis.

For full prescribing information, see the package insert at www.sanofipasteur.us.

About sanofi-aventis

The sanofi-aventis Group is the world’s third-largest pharmaceutical company, ranking number one in Europe. Backed by a world-class R&D organization, sanofi-aventis is developing leading positions in seven major therapeutic areas: cardiovascular disease, thrombosis, oncology, metabolic diseases, central nervous system, internal medicine, and vaccines. The sanofi-aventis Group is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Sanofi pasteur, the vaccines business of the sanofi-aventis Group, sold more than a billion doses of vaccine in 2005, making it possible to protect more than 500 million people across the globe. The company offers the broadest range of vaccines, providing protection against 20 bacterial and viral diseases. For more information, please visit: www.sanofipasteur.com

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2005. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

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Vice President Communication sanofi pasteur: Alain Bernal
Vice President, Media and Scientific Communication: Pascal Barollier +33 4 37 37 51 41
Vice President U.S Media Relations: Len Lavenda +1570 839 7187
Sanofi Pasteur S.A. : Headquarters : 2 , avenue Pont Pasteur - F-69367 Lyon cedex 07 – France
Sanofi Pasteur Inc. - Discovery Drive - Swiftwater, PA 18370-0187 - USA - www.sanofipasteur.com